Mail Stop 0510

      April 19, 2005

By U.S. Mail and facsimile to (302)456-6770

Mr. Anthony J. Simonetta
Vice President - Finance and Chief Financial Officer
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

Re:	Strategic Diagnostics Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 000-22400

Dear Mr. Simonetta:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Letter to Shareholders

1. We note that you introduced the STARs program during 2004. If the costs of this program are material, please revise future filings to disclose how you are accounting for the costs of this program.

Year Ended December 31, 2003 versus year ended December 31, 2002 - Non-GAAP Financial Measures, page 30

2. We note that you have presented the non-GAAP measure "pro forma net income" for the twelve months ended December 31, 2003 and have the following comments.

* Do not label your non-GAAP measure as "pro forma" as this implies compliance with the requirements of Article 11.
* We note that this non-GAAP measure includes your inventory writedown of $3.0 million. It is unclear to us why the $389,000 recovery from sales of certain of this inventory in 2004 is not addressed and presented in your discussion of non-GAAP financial measures. Please do so in future filings.

Critical Accounting Policies - Deferred Taxes, page 34

3. In future filings, provide the following additional disclosures regarding your accounting for deferred taxes:

* the amount and timing of your projected future taxable income necessary to fully utilize your net operating loss carryforwards;
* address the negative indicators you considered in reviewing the recoverability of your deferred tax asset; and
* address the positive and negative indicators you considered in concluding that a full valuation allowance was necessary for deferred tax assets in certain state jurisdictions and a substantial valuation allowance for foreign deferred tax assets.

Critical Accounting Policies - Revenue Recognition, pages 34 and
35

4. We note that your discussion under Revenue Recognition is merely a repeat of your accounting policy in Note 2 of the Notes to the Consolidated Financial Statements. Expand your discussion in future filings to discuss the significant assumptions and judgments that are involved in recognizing your revenue and the impact that changes in these underlying assumptions and judgments could have on your financial statements.

Item 9A. Controls and Procedures

5. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were functioning effectively to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission`s rules
and forms.   In future filings, revise to clarify, if true, that
your
officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). Address this comment as it relates to your disclosures under Item 4. Controls and Procedures included in your Form 10-Q for the quarter ended March 31, 2005.

Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

6. We note that you recognize the revenue from the sale of immunoassay-based test kits and the sale of certain antibodies and immunochemical reagents upon shipment and transfer of title or when the services are provided. Please supplementally provide for us a comprehensive description of your revenue arrangements, including a discussion of whether your products and services are provided under
revenue arrangements with multiple deliverables.   If applicable,
address for us how you have applied the guidance set forth in EITF 00-21: Revenue Arrangements with Multiple Deliverables.

7. Tell us how you determined that it was appropriate to use percentage of completion accounting for your sales of certain antibodies and immunochemical reagents. Tell us the nature of the product or service you are providing. In this regard, please note that you should not analogize to the percentage-of-completion model for revenue recognition other than the contracts specifically included in the scope of (a) Accounting Research Bulletin (ARB) No.
45, Long-Term Construction-Type Contracts , and (b) Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

8. If product related services are more that 10% of caption product related revenues, separately present these services and their related costs on the face of your statement of operations as required by Rule
5-04(b)(1)(a).

Note 9. Segment, Geographic and Customer Information, page F-16

9. Please tell us more about the organizational changes you made during 2003 and why these changes caused you to combine the two previously reported segments into one reporting segment. Address whether you still have the two previous operating segments, test kits and antibody. If so, address, with specific reference to the criteria set forth in paragraph 17 of SFAS 131, the appropriateness of aggregating these operating segments into one reportable segment.
Also, address for us the nature of financial information received by and reviewed by your chief operating decision maker.

10. Provide the product and disclosure information required by paragraph 37 of SFAS 131.

*	*	*

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Jeanne Baker at (202) 942-1835 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief

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Mr. Anthony J. Simonetta
April 19, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE